Exhibit 21.1

reAlpha Tech Corp. Subsidiaries

Subsidiaries	Jurisdiction of Organization	Percentage of Ownership
reAlpha LLC	Texas	100%
reAlpha Reality, LLC	Florida	100%
RHOVE Real Estate 1, LLC	Delaware	100%
Roost Enterprises, Inc.	Delaware	100%
reAlpha Acquisitions Churchill, LLC	Delaware	100%
reAlpha Acquisitions WF, LLC	Florida	100%
reAlpha Acquisitions, LLC	Delaware	100%
Real Fake DORES LAO, LLC	Wyoming	100%
reAlpha Techcorp Private Limited	India	96.66%